Zebra Holdco, Inc.

c/o Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, WA 98101

November 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Zebra Holdco, Inc.

Registration Statement on Form S-4

Filed September 12, 2014, as amended on October 20, 2014 and November 10, 2014

File No. 333-198695

Dear Ms. Jacobs:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, I am writing this letter on behalf of Zebra Holdco, Inc. (the “Company”) to request that the Securities and Exchange Commission (the “Commission”) declare the above-captioned registration statement effective at 4:00 p.m., November 17, 2014, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrew B. Moore of Perkins Coie LLP, the Company’s counsel, at (206) 359-8649, or in his absence, Bradley D. Owens at (206) 757-4239, and that such effectiveness also be confirmed in writing.

November 14, 2014

Sincerely,

/s/ Chad M. Cohen

Chad M. Cohen
Chief Financial Officer and Treasurer

cc:	Peter Flint
Trulia, Inc.

David F. McShea
Andrew B. Moore
Perkins Coie LLP

Steve L. Camahort
Shearman & Sterling LLP

Rezwan D. Pavri
Goodwin Procter LLP

Michael S. Ringler
Wilson Sonsini Goodrich & Rosati, P.C.